

July 27, 2012

Via E-mail
Sherilyn S. McCoy
Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

> **RE:** **Avon Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-04881**

Dear Ms. McCoy:

We have reviewed your response letter dated July 11, 2012, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Prepaid Brochure Costs, page F-10

1. Your accounting policy for prepaid brochure costs states that the sale of brochures is netted with the costs to prepare brochures. However, in your response dated July 11, 2012, you state that you evaluated whether the costs for these promotional materials should be recorded on a gross basis or net of reimbursements received from Independent Representatives based on the guidance in ASC 605-45-45-1 through 18 and determined that a gross presentation was appropriate. As such, it does not appear that your accounting policy is consistent with the above referenced accounting literature. In future filings please disclose a policy for prepaid brochure costs that is consistent with your accounting policy. Furthermore, please confirm that you will continue to disclose the amounts of brochure fees received from Independent Representatives, the amounts of brochure costs and where such items have been classified within your financial statements.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Smith at (202) 551-3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief